

Mail Stop 3561

December 1, 2009

Mr. Glenn C. Lockwood
Senior Vice President and Chief Financial Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, New Jersey 07719

> **Re:** **New Jersey Resources Corporation**
> **Item 4.02 Form 8-K**
> **Filed November 23, 2009**
> **Amendment No. 1 to Item 4.02 Form 8-K**
> **Filed November 25, 2009**
> **Amendment No. 2 to Item 4.02 Form 8-K**
> **Filed November 25, 2009**
> **File No. 1-8359**

Dear Mr. Lockwood:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Adam Phippen
Staff Accountant